UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)*

NEXEO SOLUTIONS, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title and Class of Securities)

65342H102

(CUSIP Number)

J. Richard Atwood

First Pacific Advisors, LLC

11601 Wilshire Blvd.

Suite 1200

Los Angeles, CA 90025

(310) 473-0225

with a copy to:

Douglas A. Rappaport, Esq.

Akin Gump Strauss Hauer & Feld LLP

One Bryant Park

New York, NY 10036

(212) 872-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 17, 2018

(Date of Event Which Requires Filing of Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

Schedule 13D

CUSIP No. 65342H102

(1)	Name of Reporting Persons: First Pacific Advisors, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 25,618,557 (1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 25,618,557 (1)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 25,618,557 (1)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 28.5% (1)(2)
(14)	Type of Reporting Person (See Instructions): IA, OO

(1)

Includes 89,388 shares of common stock of Nexeo Solutions, Inc. (the “Issuer”) underlying warrants. See Items 4 and 5 for disclosure regarding securities of the Issuer held directly by WLRS Fund I LLC.

(2)

Based on 89,734,146 shares of the Issuer’s common stock outstanding as of August 3, 2018, according to the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on August 7, 2018.

Schedule 13D

CUSIP No. 65342H102

(1)	Name of Reporting Persons: FPA Crescent Fund, a series of FPA Funds Trust
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 21,605,125
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 21,605,125
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 21,605,125
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 24.1% (1)
(14)	Type of Reporting Person (See Instructions): IV

(1)

Based on 89,734,146 shares of the Issuer’s common stock outstanding as of August 3, 2018, according to the Issuer’s Form 10-Q filed with the SEC on August 7, 2018. See Items 4 and 5 for disclosure regarding securities of the Issuer held directly by WLRS Fund I LLC.

Schedule 13D

CUSIP No. 65342H102

(1)	Name of Reporting Persons: FPA Global Opportunity Fund, a series of FPA Hawkeye Fund, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 816,923
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 816,923
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 816,923
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 0.9% (1)
(14)	Type of Reporting Person (See Instructions): OO

(1)	Based on 89,734,146 shares of the Issuer’s common stock outstanding as of August 3, 2018, according to the Issuer’s Form 10-Q filed with the SEC on August 7, 2018.

Schedule 13D

CUSIP No. 65342H102

(1)	Name of Reporting Persons: FPA Select Drawdown Fund, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 1,775,556
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 1,775,556
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,775,556
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 2.0% (1)
(14)	Type of Reporting Person (See Instructions): PN

(1)	Based on 89,734,146 shares of the Issuer’s common stock outstanding as of August 3, 2018, according to the Issuer’s Form 10-Q filed with the SEC on August 7, 2018.

Schedule 13D

CUSIP No. 65342H102

(1)	Name of Reporting Persons: FPA Select Fund, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 148,987
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 148,987
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 148,987
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 0.2% (1)
(14)	Type of Reporting Person (See Instructions): PN

(1)	Based on 89,734,146 shares of the Issuer’s common stock outstanding as of August 3, 2018, according to the Issuer’s Form 10-Q filed with the SEC on August 7, 2018.

Schedule 13D

CUSIP No. 65342H102

(1)	Name of Reporting Persons: FPA Value Partners Fund, a series of FPA Hawkeye Fund, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 280,167 (1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 280,167 (1)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 280,167 (1)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 0.3% (1)(2)
(14)	Type of Reporting Person (See Instructions): OO

(1)	Includes 89,388 shares of common stock of the Issuer underlying warrants.
(2)	Based on 89,734,146 shares of the Issuer’s common stock outstanding as of August 3, 2018, according to the Issuer’s Form 10-Q filed with the SEC on August 7, 2018.

Schedule 13D

CUSIP No. 65342H102

(1)	Name of Reporting Persons: FPA Select Maple Fund, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 182,067
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 182,067
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 182,067
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 0.2% (1)
(14)	Type of Reporting Person (See Instructions): PN

(1)	Based on 89,734,146 shares of the Issuer’s common stock outstanding as of August 3, 2018, according to the Issuer’s Form 10-Q filed with the SEC on August 7, 2018.

Schedule 13D

CUSIP No. 65342H102

(1)	Name of Reporting Persons: FPA Select Fund II, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 163,339
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 163,339
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 163,339
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 0.2% (1)
(14)	Type of Reporting Person (See Instructions): PN

(1)	Based on 89,734,146 shares of the Issuer’s common stock outstanding as of August 3, 2018, according to the Issuer’s Form 10-Q filed with the SEC on August 7, 2018.

Schedule 13D

CUSIP No. 65342H102

(1)	Name of Reporting Persons: J. Richard Atwood
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 25,618,557 (1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 25,618,557 (1)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 25,618,557 (1)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 28.5% (1)(2)
(14)	Type of Reporting Person (See Instructions): IN, HC

(1)	Includes 89,388 shares of common stock of the Issuer underlying warrants. See Items 4 and 5 for disclosure regarding securities of the Issuer held directly by WLRS Fund I LLC.
(2)	Based on 89,734,146 shares of the Issuer’s common stock outstanding as of August 3, 2018, according to the Issuer’s Form 10-Q filed with the SEC on August 7, 2018.

Schedule 13D

CUSIP No. 65342H102

(1)	Name of Reporting Persons: Steven T. Romick
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 25,618,557 (1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 25,618,557 (1)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 25,618,557 (1)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 28.5% (1)(2)
(14)	Type of Reporting Person (See Instructions): IN, HC

(1)	Includes 89,388 shares of common stock of the Issuer underlying warrants. See Items 4 and 5 for disclosure regarding securities of the Issuer held directly by WLRS Fund I LLC.
(2)	Based on 89,734,146 shares of the Issuer’s common stock outstanding as of August 3, 2018, according to the Issuer’s Form 10-Q filed with the SEC on August 7, 2018.

Schedule 13D

CUSIP No. 65342H102

(1)	Name of Reporting Persons: Brian A. Selmo
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 25,618,557 (1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 25,618,557 (1)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 25,618,557 (1)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 28.5% (1)(2)
(14)	Type of Reporting Person (See Instructions): IN, HC

(1)	Includes 89,388 shares of common stock of the Issuer underlying warrants. See Items 4 and 5 for disclosure regarding securities of the Issuer held directly by WLRS Fund I LLC.
(2)	Based on 89,734,146 shares of the Issuer’s common stock outstanding as of August 3, 2018, according to the Issuer’s Form 10-Q filed with the SEC on August 7, 2018.

Schedule 13D

CUSIP No. 65342H102

(1)	Name of Reporting Persons: Mark Landecker
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 25,618,557 (1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 25,618,557 (1)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 25,618,557 (1)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 28.5% (1)(2)
(14)	Type of Reporting Person (See Instructions): IN, HC

(1)	Includes 89,388 shares of common stock of the Issuer underlying warrants. See Items 4 and 5 for disclosure regarding securities of the Issuer held directly by WLRS Fund I LLC.
(2)	Based on 89,734,146 shares of the Issuer’s common stock outstanding as of August 3, 2018, according to the Issuer’s Form 10-Q filed with the SEC on August 7, 2018.

Amendment No. 3 to Schedule 13D

The following constitutes Amendment No. 3 (“Amendment No. 3”) to the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) by First Pacific Advisors, LLC, FPA Crescent Fund, a series of FPA Funds Trust, FPA Global Opportunity Fund, a series of FPA Hawkeye Fund, LLC, FPA Select Drawdown Fund, L.P., FPA Select Fund, a series of FPA Hawkeye Fund, LLC, FPA Value Partners Fund, a series of FPA Hawkeye Fund, LLC, J. Richard Atwood, Steven T. Romick, Brian A. Selmo, and Mark Landecker on June 20, 2016, as amended by Amendment No. 1 filed on August 24, 2017, and Amendment No. 2 filed on September 20, 2017. This Amendment No. 3 amends and supplements the Schedule 13D as specifically set forth herein.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D, as amended. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 of Schedule 13D is supplemented and superseded, as the case may be, as follows:

On September 17, 2018, Univar Inc. (“Parent”), Pilates Merger Sub I Corp (“Merger Sub I”), Pilates Merger Sub II LLC (“Merger Sub II”) and the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”), which, among other things, provides for the merger of Merger Sub I with and into the Issuer, with the Issuer continuing as the surviving corporation and a wholly owned subsidiary of Parent, upon the terms and subject to the conditions set forth in the Merger Agreement, followed by the merger of the surviving corporation with and into Merger Sub II, with Merger Sub II continuing as the surviving company (together, the “Mergers”), upon the terms and subject to the conditions set forth in the Merger Agreement.

In connection with the Merger Agreement, on September 17, 2018, FPA, FPA Crescent Fund, FPA Global Opportunity, FPA Value Partners, FPA Select Drawdown, FPA Select, FPA Select Maple, FPA Select II (collectively, the “Sponsor Group”) and Parent entered into a Sponsor Support Agreement (the “Sponsor Support Agreement”). Pursuant to the Sponsor Support Agreement, the Sponsor Group agreed that promptly following the time at which the registration statement filed in connection with the Mergers becomes effective and in any event within 24 hours of such time, the Sponsor Group will cause a shareholder written consent to be executed and delivered with respect to 22,015,301 shares of Common Stock beneficially owned by members of the Sponsor Group (the “Written Consent Shares”) in favor of the adoption of the Merger Agreement. The Sponsor Group also agreed, until the delivery of such shareholder written consent, to use their respective best efforts to cause an additional 3,512,386 shares of Common Stock beneficially owned by the Sponsor Group to be transferred such that they are held directly on the Issuer’s books in a manner that would permit them to be included in that shareholder written consent. Further, the Sponsor Group agreed that as promptly as practicable following the time at which the definitive consent solicitation statement is mailed to the holders of the Issuer’s Common Stock for approval of the Merger Agreement, the Sponsor Group will use best efforts to cause the applicable custodians or intermediaries to deliver to the Issuer a duly executed affirmative written consent in favor of the adoption of the Merger Agreement with respect to additional shares of Common Stock beneficially owned by members of the Sponsor Group up to a total of 25,527,687 shares of Common Stock when aggregated with the Written Consent Shares (such aggregate amount, the “Subject Shares”).

Further, FPA agreed that from the date of the Sponsor Support Agreement until the termination of the Sponsor Support Agreement in accordance with its terms (the “Covered Period”), at any meeting of the Issuer’s shareholders or in any other action proposed to be taken by written consent of the Issuer’s shareholders, the Sponsor Group will appear (in person or by proxy) at such meeting and cause all of the Subject Shares to be counted as present thereat for purposes of calculating a quorum and shall affirmatively vote (or cause to be voted) all such Subject Shares in favor of, or, if action is to be taken by written consent in lieu of a meeting, deliver to the Issuer a duly executed affirmative written consent in favor of (to the extent applicable), (i) the adoption of the Merger Agreement, (ii) any proposal to adjourn the meeting to solicit additional proxies in favor of the adoption of the Merger Agreement and the approval of the Mergers if there are not sufficient votes to adopt the Merger Agreement and approve the Mergers on the date on which the Issuer’s shareholder meeting is held, and (iii) any other action, proposal, transaction or agreement the approval of which is required to ensure the timely consummation of the Mergers provided that the members of the Sponsor Group shall have no obligation to consent to or vote in favor of any action, proposal, transaction or agreement pursuant to this clause (iii) if the underlying action or transaction is not conditioned upon the occurrence of the Closing (as defined in the Merger Agreement).

In addition, pursuant to the Sponsor Support Agreement, the Sponsor Group agreed not enter into any tender, voting or other agreement or arrangement with any other person until the termination of the Sponsor Support Agreement, directly or indirectly, to vote, grant a proxy or power of attorney or give instructions with respect to the voting of the Subject Shares in any manner that is inconsistent with the Sponsor Support Agreement or otherwise take any other action with respect to the Subject Shares that would reasonably be expected to materially restrict, limit or interfere with the performance by the Sponsor Group of its obligations under the Sponsor Support Agreement or the transactions contemplated thereby, including the approval of the adoption of the Merger Agreement. The Sponsor Group also agreed that, until the termination of Sponsor Support Agreement, it shall vote or cause to be voted (including by written consent) the Subject Shares against (a) the adoption or approval of (i) any Company Acquisition Proposal (as defined in the Merger Agreement), including any Company Superior Proposal (as defined in the Merger Agreement), (ii) any action, omission, proposal, transaction or agreement to be taken, consummated or entered into by the Issuer that, if so taken, consummated or entered into by the Issuer would, or would reasonably be expected to, result in (A) a breach by the Issuer of any covenant, representation, warranty or other obligation of the Issuer set forth in the Merger Agreement or (B) the failure of any of the conditions to the obligations of Parent, Merger Sub I or Merger Sub II to consummate the Mergers and the other transactions contemplated by the Merger Agreement set forth in Article VII of the Merger Agreement and any other action, agreement or transaction involving the Issuer that is intended, or would reasonably be expected, to impede, interfere with, delay, postpone, adversely affect or prevent the consummation of the Mergers or the other transactions contemplated by the Merger Agreement. Further, each member of the Sponsor Group agreed that during the Covered Period it will not, and will cause its directors, officers and employees not to, and will instruct and use its commercially reasonable efforts to cause its representatives not to, directly or indirectly, (i) solicit, initiate, knowingly encourage or knowingly facilitate any inquiries or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, a Company Acquisition Proposal (as defined in the Merger Agreement); (ii) participate in any discussions or negotiations with any person regarding any Company Acquisition Proposal; (iii) approve or recommend, or publicly propose to approve or recommend, any Company Acquisition Proposal; or (iv) enter into any Company Alternative Acquisition Agreement (as defined in the Merger Agreement).

The members of the Sponsor Group also agreed that other than a transfer to an affiliate that signs a joinder to the Sponsor Support Agreement, during the Covered Period, the members of the Sponsor Group will not permit or allow any of the Subject Shares to be, and will cause the Subject Shares not to be, directly or indirectly, (i) transferred, and will not make any offer or enter into any agreement providing for a transfer of any of the Subject Shares and will not commit to do, consent to, or otherwise facilitate any of the foregoing, or (ii) deposited into a voting trust or become subject to a voting agreement or arrangement or a grant of a proxy or power of attorney (other than pursuant to the Sponsor Support Agreement).

The Sponsor Support Agreement will terminate if the Merger Agreement is terminated or in the event of certain amendments or waivers of the Merger Agreement, including amendments or waivers that diminish the Merger Consideration (as defined in the Merger Agreement) or otherwise materially and adversely affects the rights of the Written Consent Parties (as defined in the Merger Agreement), including the Sponsor Group.

The foregoing description of the Sponsor Support Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Sponsor Support Agreement, which is filed as Exhibit 99.1 and is incorporated herein by reference.

The Reporting Persons continuously assess the Issuer’s business, financial condition, results of operations and prospects, general economic conditions, other developments and additional investment opportunities. Depending on such assessments, the Reporting Persons may, subject to any limitations in the Sponsor Support Agreement, acquire additional securities of the Issuer or new securities of the Issuer, engage in any hedging or similar transactions with respect to the Issuer’s securities, or may determine to sell or otherwise dispose of all or some of the Issuer’s securities in the open market, as applicable, in privately negotiated transactions, in transactions directly with the Issuer or otherwise. Such actions will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices, the financial condition, results of operations and prospects of the Issuer, alternative investment opportunities, general economic, financial market and industry conditions and other factors that the Reporting Persons may deem material to their investment decision.

Going forward, the Reporting Persons may engage in communications with one or more officers, members of Board, representatives, shareholders of the Issuer and other relevant parties regarding the Issuer’s business and certain initiatives, which could include one or more of the items in subsections (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 of this Schedule 13D is hereby amended and restated in its entirety as follows:

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference.

Set forth below is the aggregate number of shares of Common Stock directly held, as of the date hereof, by each of the following FPA investment advisory clients and by WLRS Fund.

Holder	Total Number of Shares
FPA Crescent Fund	20,123,426 shares of Common Stock (including 17,691,717 PIPE Shares and 2,431,709 Founder Shares)

Managed Accounts	646,393 shares of Common Stock (including 568,283 PIPE Shares and 78,110 Founder Shares)

FPA Global Opportunity	816,923 shares of Common Stock (including 138,224 Commitment Agreement Founder Shares and 8,272 Commitment Agreement Exchange Shares)

FPA Select Drawdown	1,775,556 shares of Common Stock (including 251,058 Commitment Agreement Founder Shares and 15,026 Commitment Agreement Exchange Shares)

FPA Select	148,987 shares of Common Stock (including 16,799 Commitment Agreement Founder Shares and 1,005 Commitment Agreement Exchange Shares)

FPA Value Partners	280,167(1) shares of Common Stock (including 25,796 Commitment Agreement Founder Shares and 1,544 Commitment Agreement Exchange Shares)

FPA Select Maple	182,067 shares of Common Stock

FPA Select II	163,339 shares of Common Stock

WLRS Fund	1,481,699 (including 1,256,166 LLC Founder Shares and 225,533 LLC Exchange Shares)

(1)

Such share amount includes 89,388 shares of Common Stock underlying warrants issued pursuant to a Warrant Agreement, dated June 5, 2014, by and between WL Ross Holding and Continental Stock Transfer & Trust Company (the “Warrant Agreement”) that may be exercised 30 days following the closing of the Business Combination for an exercise price of $11.50 per share and expire five years following the closing of the Business Combination.

As the investment adviser of FPA Crescent Fund, the Managed Accounts and the Private Investment Funds (collectively, the “FPA Clients”), FPA may be deemed to share voting and/or investment power over the securities of the Issuer held by the FPA Clients and therefore may be deemed to beneficially own such securities. In addition, as the investment adviser to members of WLRS Fund, FPA may be deemed to share investment power over the securities of the Issuer held by WLRS Fund due such members’ approval right with respect to transfers of the securities of the Issuer held by WLRS Fund, and therefore FPA may be deemed to beneficially own such securities.

As members of WLRS Fund, FPA Crescent Fund and the Managed Accounts may also be deemed to share investment power over the securities of the Issuer held by WLRS Fund due to such approval right, and therefore FPA Crescent Fund and the Managed Accounts may be deemed to beneficially own such securities. Each member of WLRS Fund may elect at any time by written notice to the Manager of WLRS Fund to receive a distribution of LLC Founder Shares and LLC Exchange Shares up to such member’s pro rata portion of its respective membership percentage.

(c) There have been no transactions in securities of the Issuer during the 60 days prior to the date hereof by any of the Reporting Persons.

(d) The disclosure regarding the relationship between the Reporting Persons in Item 2(c) of this Schedule 13D is incorporated by reference herein. The limited partners of (or investors in) each of the FPA Clients for which FPA acts as general partner, managing member and/or investment adviser have the right to participate in the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock held for the accounts of their respective funds in accordance with their respective limited partnership interests (or investment percentages) in their respective funds.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of Schedule 13D is supplemented and superseded, as the case may be, as follows:

The disclosure in Item 4 is incorporated herein by reference.

The Sponsor Support Agreement is filed as Exhibit 99.1 to this Schedule 13D and is incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit	Description

99.1	Sponsor Support Agreement, dated as of September 17, 2018, by and among Univar Inc., First Pacific Advisors, LLC, FPA Crescent Fund, a series of FPA Funds Trust, FPA Global Opportunity Fund, a series of FPA Hawkeye Fund, LLC, FPA Value Partners Fund, a series of FPA Hawkeye Fund, LLC, FPA Select Drawdown Fund, L.P., FPA Select Fund, L.P., FPA Select Maple Fund, L.P. and FPA Select Fund II, L.P.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of September 18, 2018

First Pacific Advisors, LLC

By:	/s/ J. Richard Atwood
Name:	J. Richard Atwood
Title:	Managing Partner

FPA Crescent Fund, a series of FPA Funds Trust

By:	/s/ J. Richard Atwood
Name:	J. Richard Atwood
Title:	President

FPA Global Opportunity Fund, a series of FPA Hawkeye Fund, LLC

By:	First Pacific Advisors, LLC, its investment adviser

By:	/s/ J. Richard Atwood
Name:	J. Richard Atwood
Title:	Managing Partner

FPA Select Drawdown Fund, L.P.

By:	First Pacific Advisors, LLC, its investment adviser

By:	/s/ J. Richard Atwood
Name:	J. Richard Atwood
Title:	Managing Partner

FPA Select Fund, L.P.

By:	First Pacific Advisors, LLC, its investment adviser

By:	/s/ J. Richard Atwood
Name:	J. Richard Atwood
Title:	Managing Partner

FPA Value Partners Fund, a series of FPA Hawkeye Fund, LLC

By:	First Pacific Advisors, LLC, its investment adviser

By:	/s/ J. Richard Atwood
Name:	J. Richard Atwood
Title:	Managing Partner

FPA Select Maple Fund, L.P.

By:	First Pacific Advisors, LLC, its investment adviser

By:	/s/ J. Richard Atwood
Name:	J. Richard Atwood
Title:	Managing Partner

FPA Select Fund II, L.P.

By:	First Pacific Advisors, LLC, its investment adviser

By:	/s/ J. Richard Atwood
Name:	J. Richard Atwood
Title:	Managing Partner

J. Richard Atwood

By:	/s/ J. Richard Atwood

Steven T. Romick

By:	/s/ Steven T. Romick

Brian A. Selmo

By:	/s/ Brian A. Selmo

Mark Landecker

By:	/s/ Mark Landecker